Exhibit 99.1

ASM Unveils High-Speed ALD Process that Doubles Throughput for 45 nm High-k Gate Manufacturing

Pulsar® Already Running High-Speed HfO2 ALD Process at Major IDM Sites

ALMERE, THE NETHERLANDS, December 11, 2008 – Further extending its leadership in the critical atomic layer deposition (ALD) market, ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM), announced that it has qualified a high-speed ALD process that doubles the throughput of its hafnium oxide (HfO2) films for 45 nm high-k gates in volume manufacturing.

The new high-speed ALD process is designed to run on ASM’s Pulsar process module, and is achieved on the existing reactor design. Improvements are realized through proprietary process optimization techniques. The new process is already running in manufacturing environments at multiple customer sites, and is achieving more than twice the deposition rates with no negative impact on film and device performance. The process is proven to be extendible to the 32nm node with the same productivity advantages.

“The ALD process is desirable because of its excellent process control, film uniformity and purity,” explained Glen Wilk, Product Manager for Transistor Products at ASM. “By more than doubling the deposition rates, we can now achieve throughput for 32 nm gate dielectrics that is comparable to MOCVD deposition methods, while retaining ALD layer quality. The Pulsar ALD reactor is established as the industry leader for hafnium based high-k gate dielectrics, and this productivity improvement will allow us to extend that leadership into the 22 nm node and beyond.”

About the Pulsar

ASM’s Pulsar enables advanced 45 nm and 32 nm transistor manufacturing through its ALD process that deposits one atomic layer at a time. Implementing high-k films, such as Hafnium Oxide and Hafnium Silicate (HfSiO), extends transistor gate technology beyond 45nm because the high-k materials have much better insulating properties than silicon oxide. ASM’s high-k dielectrics process, as delivered by the Pulsar, enables faster and smaller chips suited for high performance servers and advanced products that require low power such as laptops, PDAs and smart-phones. The Pulsar is actively in production at 45 nm and has been successfully demonstrated for ALD in the 32 nm and 22 nm nodes. ASM’s Pulsar 3000 was also selected as a 2008 Editor’s Choice Best Product winner by Semiconductor International.

About ASM

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

# # #

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International:

Mary Jo Dieckhaus

Investor Relations

+1 212-986-2900

MaryJo.Dieckhaus@asm.com